August 15, 2008

Mr. Jay Sargeant
President and CEO
EYI Industries, Inc.
7865 Edmonds Street
Burnaby, BC CANADA

>   **Re: Item 4.01 Form 8-K**
>   **Filed August 7, 2008**
>   **File No. 000-29803**

Dear Mr. Sargeant:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or revision unnecessary.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Item 4.01 8-K

1. It appears you did not file an Item 4.01 8-K within 4 business days of the date of the resignation of your former principal accountant. Please note that this delinquency may impact your eligibility requirements for filing on Form S-3.

2. Please amend your filing to state whether the principal accountant's report on the financial statements for either of the past two years ending December 31, 2007 contained an adverse opinion of disclaimer of opinion, or was modified as to uncertainty, audit scope, or accounting principles. Describe the nature of each such qualification and/or modification as required by Item 304(a)(1)(ii) of

Regulation S-K. Your current disclosure refers to the reports issued during the "period of engagement." Your revised disclosure should refer to the reports issued on your financial statements for either of the past two years ending December 31, 2007.

3. Please amend your filing to explicitly state whether during your two most recent fiscal years ended December 31, 2007 and subsequent interim period through the date of the resignation of your principal accountant there were any disagreements with your former accountant as described in Item 304(a)(1)(iv) of Regulation S-K. You should specify the "interim period" as the "interim period through June 16, 2008", the date of the resignation of your former accountant. .

4. Upon amending your filing, please include, as Exhibit 16, an updated letter from your former accountants. Williams & Webster, P.S. should state in their letter whether they agree with the statements made in the amended Item 4.01 8-K concerning Williams & Webster, P.S. Please refer to Item 304(a)(3) of Regulation S-K. Please ensure that your former accountants date their letter.

5. Please file a new Item 4 Form 8-K after you have engaged a new principal accountant.

*   *   *   *

As appropriate, please amend your filing in response to these comments and provide us the information requested within 5 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 5-day period. Please furnish a letter with your response that keys your responses to our comments. Detailed letters greatly facilitate our review. You should furnish the letter to us via EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please do not hesitate to call me at (202) 551-3656.

Sincerely,

Ibolya Ignat
Staff Accountant